



Gmail

JADE HOUSE
MANAGEMENT

Re: Invest in FL Addiction Recovery + Returns

John Visciano [redacted]

Join Us in Building Something That Changes Lives

I'm reaching out to share something deeply personal and urgently needed—Jade House Recovery, a mission dedicated to bringing clinical care, structure, and lasting hope to South Florida's most vulnerable men battling addiction and homelessness.

This mission is personal. I've seen firsthand the devastation of addiction—the way it fractures families, steals futures, and isolates even the strongest among us. I also know that recovery is possible with the right care, structure, and support.

We're building this with a dual approach that creates both immediate impact and long-term sustainability:

- **Jade House Treatment Center (Non-Profit):** Providing therapeutic and clinical services to help men rebuild their lives.
- **Jade House Management (For-Profit):** Strengthening treatment centers from the inside out—expanding their reach, improving care, and ensuring real change.

This isn't just a vision—it's heart-driven work backed by strategy and action.

Here's why this matters to you:

- Your investment targets strong returns through revenue-sharing from proven Medicaid-backed operations (detailed projections available upon verification).
- Recession-resistant need—treatment demand grew 12% during the last economic downturn.
- Scalable impact—every $10K provides 90 days of treatment + creates counseling jobs.

We're now raising capital from our inner circle before opening to larger investors. I'd love for you to be part of this from the ground up.

Take the next step:

- Reply to this email to explore the private opportunity.
- Call/text me directly: 917-960-1508.

Learn More & Invest

Profit with Purpose: Every dollar earns returns while funding Recovery

Sincerely,

John Visciano

[redacted] | www.jade-house.org

Legal Disclosures:
1. Testing the Waters Notice:
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."
2. Disclaimer:
"This communication is for informational purposes only. Projected returns are based on historical performance and forward-looking models, and are not guarantees. Investing involves risk, including potential loss of principal. This opportunity will be available only to qualified investors if and when an offering is conducted. Jade House Management has not been registered under the Securities Act or any state securities laws. Jade House Treatment Center (non-profit) and Jade House Management (for-profit) are separate entities."